

NEW YORK STOCK EXCHANGE
11 Wall Street
New York, NY 10005

October 2, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 2020 Series G 4.375% Junior Subordinated Debentures due 2080 of DTE ENERGY COMPANY under the Exchange Act of 1934.

Sincerely,